Exhibit 21
Ally Financial Inc.

Ally Financial Inc. Subsidiaries as of December 31, 2018

Name of subsidiary	State or sovereign power of incorporation
Ally Bank	Utah
Ally Financial Inc.	Delaware
Ally Servicing, LLC	Delaware
Ally Wholesale Enterprises, LLC	Delaware
IB Finance Holding Company, LLC	Delaware